UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number)

Jesús H. Payán

Crestline Management, L.P.

201 Main Street, Suite 1900

Fort Worth, TX 76102

(817) 339-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48205A109

1	Names of reporting persons Douglas K. Bratton
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,988,799 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,988,799 (1)
11	Aggregate amount beneficially owned by each reporting person 25,988,799 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.4%(2)
14	Type of reporting person (see instructions) IN

(1)	Consists of (a) 25,766,130 shares of common stock, par value $0.0001 per share, (the “Commons Stock”) of Juno Therapeutics, Inc. (the “Issuer”) held by CL Alaska, L.P. (“CLA”) and (b) 222,669 shares of Common Stock held by JT Line Partners LP (“JT”). As explained more fully in Item 5 herein, Mr. Bratton ultimately controls CLA and JT and has voting and investment power over these shares.
(2)	Based on 91,351,905 shares of Common Stock outstanding, consisting of (a) 90,426,361 as reported outstanding as of May 4, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period that ended on March 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on May 12, 2015, (b) 486,279 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on May 11, 2015 and (c) 439,265 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on June 1, 2015.

CUSIP No. 48205A109

1	Names of reporting persons Crestline Investors, Inc. (“Crestline”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130(1)
11	Aggregate amount beneficially owned by each reporting person 25,766,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.2%(2)
14	Type of reporting person (see instructions) CO

(1)	Consists of 25,766,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline is the general partner of CLA’s investment manager and general partner, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 91,351,905 shares of Common Stock outstanding, consisting of (a) 90,426,361 as reported outstanding as of May 4, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period that ended on March 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on May 12, 2015, (b) 486,279 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on May 11, 2015 and (c) 439,265 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on June 1, 2015.

CUSIP No. 48205A109

1	Names of reporting persons Crestline SI (GP), L.P. (“Crestline SI”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130(1)
11	Aggregate amount beneficially owned by each reporting person 25,766,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.2%(2)
14	Type of reporting person (see instructions) PN

(1)	Consists of 25,766,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline SI is the general partner of CLA, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 91,351,905 shares of Common Stock outstanding, consisting of (a) 90,426,361 as reported outstanding as of May 4, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period that ended on March 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on May 12, 2015, (b) 486,279 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on May 11, 2015 and (c) 439,265 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on June 1, 2015.

CUSIP No. 48205A109

1	Names of reporting persons Crestline Management, L.P. (“Crestline Management”)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130(1)
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130(1)
11	Aggregate amount beneficially owned by each reporting person 25,766,130(1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.2%(2)
14	Type of reporting person (see instructions) PN

(1)	Consists of 25,766,130 shares held by CLA. As explained more fully in Item 5 herein, Crestline Management is the investment manager of CLA, and may be deemed to beneficially own these shares held by CLA.
(2)	Based on 91,351,905 shares of Common Stock outstanding, consisting of (a) 90,426,361 as reported outstanding as of May 4, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period that ended on March 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on May 12, 2015, (b) 486,279 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on May 11, 2015 and (c) 439,265 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on June 1, 2015.

CUSIP No. 48205A109

1	Names of reporting persons CL Alaska, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 25,766,130
	9	Sole dispositive power:
	10	Shared dispositive power: 25,766,130
11	Aggregate amount beneficially owned by each reporting person 25,766,130
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 28.2%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on 91,351,905 shares of Common Stock outstanding, consisting of (a) 90,426,361 as reported outstanding as of May 4, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period that ended on March 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on May 12, 2015, (b) 486,279 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on May 11, 2015 and (c) 439,265 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on June 1, 2015.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed by Douglas K. Bratton, Crestline, Crestline SI, Crestline Management, and CL Alaska, L.P. (“CLA” and, together with Mr. Bratton, Crestline, Crestline SI, and Crestline Management, each a “Reporting Person” and collectively, the “Reporting Persons”) with the Securities and Exchange Commission on December 29, 2014.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original 13D is hereby amended and restated to read as follows.

JT distributed an aggregate of 825,726 shares of Common Stock in kind to several of its limited partners and sold 270,000 shares of Common Stock as reported in Item 5(c) below. The shares held by CLA and JT described in Item 5 herein were acquired solely for investment purposes.

Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Bratton may cause JT to sell, from time to time, in the open market or otherwise. The timing and amount of such sales will depend upon a variety of factors, including, without limitation, tax treatment, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Bratton may deem material to his investment decision regarding the securities held by JT. Mr. Bratton may also decide not to sell such Common Shares depending on the above factors.

Mr. Bratton does not intend to sell Common Shares held by CLA at this time. However, Mr. Bratton may decide to sell such Common Shares held by CLA in the future based on the aforementioned factors.

The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Shares beneficially owned by them in any manner permitted by law.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated to read as follows:

(a)	CL Alaska, L.P. (“CLA”) directly beneficially owns 25,766,130 shares of common stock of Juno Therapeutics, Inc. (the “Issuer” and the “Common Shares”). The general partner of CLA is Crestline SI (GP), L.P. (“Crestline SI”) and the investment manager of CLA is Crestline Management, L.P. (“Crestline Management”). Crestline Investors, Inc. (“Crestline”) is the general partner of both Crestline SI and Crestline Management. Douglas K. Bratton is the sole director of Crestline. JT directly beneficially owns 222,669 Common Shares. The general partner of JT is Bratton Capital Management L.P. (“Bratton Capital Management”). The general partner of Bratton Capital Management is Bratton Capital, Inc. (“Bratton Capital”). Douglas K. Bratton is the sole director of Bratton Capital. CLA and JT are ultimately controlled by Mr. Bratton and Mr. Bratton has voting and investment power over all Common Shares held by CLA and JT. CLA, Crestline SI, Crestline Management, Crestline and Mr. Bratton may each be deemed to beneficially own all Common Shares held of record by CLA, and JT, Bratton Capital Management, Bratton Capital and Mr. Bratton may each be deemed to beneficially own all Common Shares held of record by JT. Each such entity and Mr. Bratton disclaims beneficial ownership of Common Shares except to the extent of its or his respective pecuniary interest therein.

The aggregate of 25,988,799 Common Shares beneficially owned by the Reporting Persons (as defined in the Schedule 13D) represents approximately 28.4% of the outstanding Common Shares. The percentage was computed based on 91,351,905 shares of Common Stock outstanding, consisting of (a) 90,426,361 as reported outstanding as of May 4, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period that ended on March 31, 2015 filed with the Securities and Exchange Commission (“SEC”) on May 12, 2015, (b) 486,279 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on May 11, 2015 and (c) 439,265 shares of Common Stock reported as issued in the Current Report on Form 8-K filed with the SEC on June 1, 2015.

(b)	CLA, Crestline SI, Crestline Management, Crestline and Mr. Bratton share the power to vote and direct the vote and to dispose of and direct the disposition of the 25,766,130 Common Shares owned by CLA. JT, Bratton Capital Management, Bratton Capital and Mr. Bratton share the power to vote and direct the vote and to dispose of and direct the disposition of the 222,669 Common Shares owned by JT.

(c)	See information reports on Schedule A.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CL ALASKA, L.P.

		By:	Crestline SI (GP), L.P., its general partner

		By:	Crestline Investors, Inc., its general partner

Date:	06/25/2015	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE SI (GP), L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	06/25/2015	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE MANAGEMENT, L.P.

		By:	Crestline Investors, Inc., its general partner

Date:	06/25/2015	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

CRESTLINE INVESTORS, INC.

Date:	06/25/2015	By:	/s/ John S. Cochran
		Name:	John S. Cochran
		Title:	Vice President

DOUGLAS K. BRATTON

Date:	06/25/2015	/s/ Douglas K. Bratton

SCHEDULE A

Date	Transaction	Shares	Price
June 23, 2015	In-kind distribution (without consideration to limited partners)	825,726	N/A
June 23, 2015	Sale by JT in multiple open market transactions	135,000	$50.92 (weighted average price) sold in multiple transactions in prices ranging from $50.56 and $51.37
June 24, 2015	Sale by JT in multiple open market transactions	135,000	$51.33 (weighted average price) sold in multiple transactions in prices ranging from $50.65 and $51.86